Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

NR 21-20

Alianza Minerals and Cloudbreak Discovery acquire Stateline Copper Project under the Southwest US Copper Alliance, Colorado

•Second Copper Prospect acquired under Southwest US Copper Alliance

•8 km on trend from producing Lisbon Valley Mining Complex

•Mineralization and host rocks bear strong resemblance to those at Lisbon Valley Mining Complex

Vancouver, BC, November 29, 2021 - Alianza Minerals Ltd. (“Alianza” or the “Company”) (TSX-V: ANZ, OTCQB: TARSF) (“Alianza” or the “Company”) and Cloudbreak Discovery PLC (“Cloudbreak”) (LSE: CDL) (the “Alliance”) are pleased to announce the acquisition of the Stateline Property (“Stateline”), located in Colorado and Utah, United States, consisting of 22 unpatented mining claims acquired from local prospectors.

The Alliance is excited to announce its second property acquisition targeting sediment hosted copper mineralization at the Stateline Project. Together, the two companies will continue to identify, acquire, and advance copper projects in the southwestern US states of Arizona, Colorado, New Mexico and Utah. Progress has been excellent to date and work continues to identify new copper exploration opportunities to acquire and advance with the intent of finding strong partners to move the projects forward.

Stateline Project Highlights:

•Road accessible 148 hectare property covering Paradox Basin sedimentary package in San Miguel County, Colorado and San Juan County, Utah

•Favourable stratigraphy known to host sediment-hosted copper deposits in the Paradox Copper Belt including the producing Lisbon Valley Mining Complex (“LVMC”), 8 kilometres to the northwest

•Exposed copper oxide mineralization at surface within host sandstone units bearing strong similarities to copper deposits along trend at the LVMC

•Mineralized outcrops have yielded assay results up to 1.6% copper and 1.7 grams per tonne (“g/t”) silver and 0.45% copper and 2.1 g/t silver.

Jason Weber, President and CEO of Alianza, noted that “The Stateline property is another great target generated through this Alliance and demonstrates a strong ability to identify interesting prospects for copper mineralization.”

Kyler Hardy, President and CEO of Cloudbreak, reflected on Stateline, stating “This target presents an opportunity to drill test multiple horizons of favourable mineralization. Mineralization outcrops at surface and we are looking forward to gaining a better understanding of the geological setting at Stateline. The proximity and on-trend position of Stateline relative to the LVMC makes this a highly prospective project in our view.”

About the Stateline Project

The Stateline project is located approximately 40 kilometres southwest of Naturita, Colorado, covering the state boundary between Utah and Colorado at the southeast end of the Lisbon Valley. This property lies within the Paradox Copper Belt, which includes the producing LVMC. There are numerous historical copper occurrences that have been identified throughout the belt, however, many of these have not been explored using modern exploration techniques.

At Stateline, historical exploration was conducted as part of the regional programs associated with the LVMC. Previous explorers reported copper mineralization highlighted by results of 1.6% copper and 1.7 g/t silver in outcrop. Mineralization visible in outcrop occurs as disseminated malachite, which may be amenable to modern open pit mining with Solvent Extraction Electro Winning (“SXEW”) processing similar to the LVMC. The mineralization noted to date is interpreted to be the southeast extension of the Flying Diamond mineralization, which is a current target of interest associated with the Lisbon Valley Mining Complex.

Figure 1. Stateline Property Location and Regional Geology Plan Map

Lisbon Valley Mine
Sentinel Pit
Centennial Pit
GTO Pit
Lone Wolf
Flying Diamond
Lucky Strike
Stateline Property
LOWER LISBON VALLEY
Lower Lisbon Valley
UTAH
COLORADO
660000
665000
670000
4225000
4220000
0
1
2 km
LVMC Exploration Targets
Cu_Deposits
Stateline Property Boundary
Open Pit Outline
Geology
Aluvial Deposits
Mancos Shale
Dakota Sandstone
Burro Canyon Fm.
Morrison Fm. - Bushy Basin Member
Morrison Fm. - Salt Wash Member
Entrada Sandstone - Slick Rock Member
Carmel Fm. - Dewy Bridge Member
Navajo Sandstone
Kayenta Fm.
Wingate Sandstone
Chinle Fm.
Cutler Fm.
Honaker Trail Fm. - Upper Member
Honaker Traii Fm. - Lower Member
foldaxes
faults
fault dip direction

Stateline is located adjacent to a northwest trending graben bounding fault near the southeast terminus of the Paradox Basin salt-cored anticline in a similar structural and stratigraphic setting as the LVMC. Copper mineralization occurs in bleached and altered, permeable sandstone units adjacent to the faults. Copper mineralization in outcrop includes malachite, azurite, chalcocite and black copper oxides.

Historical surface sampling of mineralized outcrops has yielded assay results up to 1.6% copper and 1.7 g/t silver and 0.45% copper and 2.1 g/t silver. Disseminated copper-silver mineralization has also been identified in several outcropping sandstones in other stratigraphic positions. Both styles of mineralization will be investigated in upcoming work programs with the goal of refining drill targets in these units. Initial work will include detailed geological mapping, soil and rock sampling, and geophysics.

The project is road accessible year-round, via a network of roads through the valley, including those supporting access to the LVMC. The project is comprised of 22 mining claims on Federal mineral rights managed by the BLM. Ground covered by the current claims was at one time part of the Lisbon Valley Mining Complex claim package.

The Stateline project was purchased from the underlying vendors for a USD$20,000 cash payment and a further USD$40,000 payment in the form of cash and/or shares.

About the Strategic Alliance

Under the terms of the Alliance, either Cloudbreak Discovery Plc or Alianza Minerals Ltd can introduce projects to the Strategic Alliance. Projects accepted into the alliance will be held 50/50 but funding of the initial acquisition and any preliminary work programs will be funded 40% by the introducing partner and 60% by the other party. Project expenditures are determined by committee, consisting of two senior management personnel from each party. Alianza is the operator of alliance projects unless the Alliance steering committee determines, on a case-by-case basis, that Cloudbreak would be a more suitable operator. The initial term of the Alliance runs for two years and may be extended for an additional two years.

About Alianza Minerals Ltd.

Alianza employs a hybrid business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Colorado, Nevada and Peru. Alianza currently has one project (Tim, Yukon Territory) optioned out to Coeur Mining, Inc., a copper exploration alliance in the southwestern United States with Cloudbreak Discovery PLC and is actively seeking partners on other projects.

The Company is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTCQB market in the US under the symbol “TARSF”.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 807-7217

Fax: (888) 889-4874

Renmark Financial Communications Inc.

Scott Logan

slogan@renmarkfinancial.com

Tel: (416) 644-2020 or (212) 812-7680

www.renmarkfinancial.com

To learn more visit: www.alianzaminerals.com

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